Filed by Advanced Analogic Technologies Incorporated

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Advanced Analogic Technologies Incorporated

Commission File No.: 000-51349

Email to Advanced Analogic Technologies Incorporated Employees – September 10, 2011

Dear all,

As you probably know, Skyworks has amended the S-4 related to their acquisition of AATI. At this time, our position is unchanged and we remain committed to completing the merger agreement and, as noted in the S-4 filing, have several meetings scheduled to continue the process. Unfortunately, we cannot provide further commentary beyond the information that is in the public filings. Please bear with us through this process.

Sincerely,

Joseph Hollinger

Additional Information and Where to Find It

Skyworks Solutions, Inc. (“Skyworks”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, which includes a preliminary proxy statement/prospectus of Skyworks and AATI, as well as other relevant materials in connection with the proposed merger of AATI with a wholly owned subsidiary of Skyworks (the “Merger”), pursuant to which AATI would be acquired by Skyworks and Solutions, Inc. (“Skyworks”). AATI plans to file with the SEC and mail to its stockholders a definitive proxy statement/prospectus in connection with the proposed Merger. The registration statement and proxy statement/prospectus contain (or will contain when each becomes available) important information about the proposed Merger and related matters. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE FILINGS CAREFULLY WHEN EACH BECOMES AVAILABLE. Investors and stockholders are, or will be, able to obtain free copies of these documents and other documents filed with the SEC as they become available through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders are, or will be, able to obtain free copies of the documents filed by AATI with the SEC by contacting Investor Relations by telephone at (408) 737-4600, by mail at Advanced Analogic Technologies, Inc., 3230 Scott Boulevard, Santa Clara, California, 95054, Attn: Investor Relations, by e-mail at ir@analogictech.com, or by going to AATI’s Investor Relations page on its corporate web site at www.aati.com (click on “Investors,” then on “SEC Filings”).

Participants in the Solicitation

Skyworks, AATI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AATI in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the documents described above. Additional information regarding Skyworks’ directors and executive officers is contained in Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Additional information regarding AATI’s directors and executive officers is also included in AATI’s Annual Report on form 10-K/A, which was filed with the SEC on May 2, 2011. This document is available free of charge at the SEC’s web site at www.sec.gov, and from AATI by contacting Investor Relations by telephone at (408) 737-4600, by mail at Advanced Analogic Technologies, Inc., 3230 Scott Boulevard, Santa Clara, California, 95054, Attn: Investor Relations, by e-mail at ir@analogictech.com, or by going to AATI’s Investor Relations page on its corporate web site at www.aati.com (click on “Investors,” then on “SEC Filings”).

Forward-Looking Statements

The subject document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, the ability of Skyworks to successfully integrate AATI’s operations and employees, the ability to yield benefits for customers and employees, and such other risks as identified in AATI’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements. AATI assumes no obligation to update any forward-looking statement contained in this document.